SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                         MERISTAR HOTELS & RESORTS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

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                                    589988104
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                                 (CUSIP Number)
                                                    with a copy to:
Jonathan Gallen                                     Robert G. Minion, Esq.
450 Park Avenue                                     Lowenstein Sandler PC
28th Floor                                          65 Livingston Avenue
New York, New York  10022                           Roseland, New Jersey  07068
(212) 891-2132                                      (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                October 26, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.            589988104

          1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                 Jonathan Gallen

     2) Check the Appropriate Box if a Member of a Group (See Instructions):

               (a) Not
               (b) Applicable

     3) SEC Use Only

     4) Source of Funds (See Instructions): WC, PF

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                 Not Applicable

     6)  Citizenship or Place of Organization: United States

         Number of                         7) Sole Voting Power:              *
         Shares Beneficially               8) Shared Voting Power:            *
         Owned by
         Each Reporting                    9) Sole Dispositive Power:         *
         Person With:                     10) Shared Dispositive Power:       *

     11)  Aggregate  Amount   Beneficially   Owned  by  Each  Reporting  Person:
2,016,000*

     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions):                               Not Applicable

     13)  Percent of Class Represented by Amount in Row (11):    7.9%*

     14)  Type of Reporting Person (See Instructions):       IA, IN

* As of October 26, 1998, Pequod Investments, L.P., a New York limited partnership ("Pequod"), was the holder of 1,100,000 shares of the Common Stock, par value $0.01 per share (the "Shares"), of Meristar Hotels & Resorts, Inc. ("Meristar") and Pequod International, Ltd., a corporation organized under the laws of the Bahamas ("International"), was the holder of 901,000 Shares. Jonathan Gallen possesses sole power to vote and direct the disposition of all Shares held by Pequod and International. In addition, 10,000 Shares are owned by Mr. Gallen's wife and 5,000 Shares are owned by a third party with respect to which Mr. Gallen exercises investment control (the "Account"). Thus, for the purposes of Reg. Section 240.13d-3, Mr. Gallen is deemed to beneficially own 2,016,000 Shares.

Item 5.   Interest in Securities of the Issuer.

          Based upon information provided by Meristar, there were 25,412,463 Shares outstanding as of September 21, 1998.

          As of October 26, 1998, Pequod was the holder of 1,100,000 Shares and International was the holder of 901,000 Shares. Mr. Gallen possesses sole power to vote and direct the disposition of all Shares held by Pequod and International. In addition, as of October 26, 1998, 10,000 Shares were held by Mr. Gallen's wife and 5,000 Shares were held by the Account. Thus, as of October 26, 1998, for the purposes of Reg. Section 240.13d-3, Mr. Gallen is deemed to beneficially own 2,016,000 Shares, or 7.9% of the Shares issued and outstanding.

          Since the filing of Amendment No. 1 to Schedule 13D by Mr. Gallen dated as of September 30, 1998, the only transactions in Shares, or securities convertible into Shares, by Mr. Gallen or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were as follows (each of which was effected in an ordinary brokerage transaction):


                           I. Pequod Investments, L.P.

                                   (Purchases)

           Date                      Quantity             Price

        October 7, 1998               110,000             $2.10
        October 9, 1998                18,000              2.05
        October 26, 1998               37,000              1.91

                                     (Sales)

                                      NONE

                         II. Pequod International, Ltd.

                                   (Purchases)


           Date                      Quantity             Price

        October 2, 1998                2,800              $2.54
        October 7, 1998               90,000               2.10
        October 9, 1998               15,500               2.05
        October 26, 1998              24,500               1.91

                                     (Sales)

                                      NONE

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            October 28, 1998


                                            /s/ Jonathan Gallen
                                            Jonathan Gallen,  individually  and
                                            in  his  capacity as the  investment
                                            advisor for Pequod Investments, L.P.
                                            and for Pequod  International, Ltd.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).